Filed by Golub Capital BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital BDC 3, Inc.
Commission File No. 814-01244

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of report (Date of earliest event reported): February 5, 2024 GOLUB CAPITAL BDC, INC. (Exact name of Registrant as Specified in Its Charter) Delaware 814-00794 27-2326940 (State or Other Jurisdiction of Incorporation) (Commission File Number) (IRS Employer Identification No.) __ 200 Park Avenue, 25th Floor, New York, NY 10166_ _ (Address of Principal Executive Offices) (Zip Code) Registrant’s telephone number, including area code: (212) 750-6060 (Former Name or Former Address, if Changed Since Last Report) Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below): ☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common Stock, par value $0.001 per share GBDC The Nasdaq Global Select Market Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b- 2 of the Securities Exchange Act of 1934. Emerging growth company o If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. o

Item 2.02. Results of Operations and Financial Condition. On February 6, 2024, Golub Capital BDC, Inc. will host a conference call to discuss its financial results for its first fiscal quarter ended December 31, 2023. In connection therewith, Golub Capital BDC, Inc. provided an earnings presentation on its website at http://www.golubcapitalbdc.com. A copy of the earnings presentation is attached hereto as Exhibit 99.1. The information in Item 2.02 of this Current Report on Form 8-K, including Exhibit 99.1 furnished herewith, is being furnished and shall not be deemed “filed” for any purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such Section. The information in this Current Report on Form 8-K shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. Item 9.01. Financial Statements and Exhibits. (d) Exhibits. 99.1 Golub Capital BDC, Inc. First Quarter 2024 Earnings Presentation

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, Golub Capital BDC, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. GOLUB CAPITAL BDC, INC. Date: February 5, 2024 By: /s/ Christopher C. Ericson Name: Christopher C. Ericson Title: Chief Financial Officer

Confidential | for discussion purposes only GOLUB CAPITAL BDC, INC. EARNINGS PRESENTATION QUARTER ENDED DECEMBER 31, 2023

2 Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation. Actual results could differ materially from those anticipated in our forward-looking statements and future results could differ materially from historical performance. We undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we make directly to you or through reports that we have filed or in the future file with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, registration statements on Form N-2, quarterly reports on Form 10-Q and current reports on Form 8-K. This presentation contains statistics and other data that have been obtained from or compiled from information made available by third-party service providers. We have not independently verified such statistics or data. In evaluating prior performance information in this presentation, you should remember that past performance is not a guarantee, prediction, or projection of future results, and there can be no assurance that we will achieve similar results in the future. Some of the statements in this presentation constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation involve risks and uncertainties, including statements as to: our future operating results; our business prospects and the prospects of our portfolio companies, including our and their ability to achieve our respective objectives due to disruptions, including those caused by global health pandemics, such as the COVID-19 pandemic, or other large scale events; the effect of investments that we expect to make and the competition for those investments; our contractual arrangements and relationships with third parties; actual and potential conflicts of interest with GC Advisors LLC ("GC Advisors"), our investment adviser, and other affiliates of Golub Capital LLC (collectively, "Golub Capital"); the dependence of our future success on the general economy and its effect on the industries in which we invest; the ability of our portfolio companies to achieve their objectives; the use of borrowed money to finance a portion of our investments; the adequacy of our financing sources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; general economic and political trends and other external factors, changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of our assets, elevating levels of inflation, and its impact on us, on our portfolio companies and on the industries in which we invest; the ability of GC Advisors to locate suitable investments for us and to monitor and administer our investments; the ability of GC Advisors or its affiliates to attract and retain highly talented professionals; the ability of GC Advisors to continue to effectively manage our business due to disruptions, including those caused by global health pandemics, such as the COVID-19 pandemic, or other large scale events; turmoil in Ukraine and Russia, including sanctions related to such turmoil, and the potential for volatility in energy prices and other supply chain issues and any impact on the industries in which we invest; our ability to qualify and maintain our qualification as a regulated investment company and as a business development company; the impact of information technology systems and systems failures, including data security breaches, data privacy compliance, network disruptions, and cybersecurity attacks; general price and volume fluctuations in the stock markets; the impact on our business of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations issued thereunder and any actions toward repeal thereof; and the effect of changes to tax legislation and our tax position. Disclaimer

Summary of Financial Results 01

◦ Adjusted net investment income per share of $0.50, or an 13.3% NII ROE1,2 ▪ Consistent with $0.50 per share for the quarter ended September 30, 2023 ▪ Increase of $0.17 from $0.33 per share for the quarter ended December 31, 2022 (~35% increase) ◦ Adjusted earnings/(loss) per share of $0.45, or an 11.8% Adjusted ROE1,3 ◦ Adjusted net realized/unrealized gain (loss) per share of ($0.05)1 ◦ Key drivers of continued strong profitability: ▪ Consistent credit quality with prior quarters ▪ Continued high base rates ▪ Impact of base management fee reduction to 1.0% from 1.375% effective July 2023 contributed $0.02 to adjusted earnings/(loss) per share FY 2024 Q1 Earnings Review (Quarter Ended 12/31/23) Earnings Summary ◦ $58.6MM in new investment commitments, $36.4MM funded at close ◦ Net funds reduction of $73.2MM ◦ Credit performance was solid in general; non-accruals decreased to 1.1% of total debt investments at fair value, and internal performance ratings remained stable4 Portfolio & Credit Quality ◦ Net asset value of $15.03 per share, an increase of $0.01 per share from $15.02 as of September 30, 2023 ◦ Total available liquidity of $1,344 million ◦ Effective leverage (net of available cash) was 1.18x; 62% of debt funding mix is unsecured debt ◦ Declared quarterly distribution of $0.39 per share for FY 2024 Q2; quarterly distribution coverage remains strong at 128%5 ◦ Declared supplemental distribution for FY 2024 Q1 of $0.07 per share6 ◦ Total announced distributions of $0.46 per share (12.2% dividend yield on 12/31/23 NAV) Balance Sheet Update Dividend Policy 1. As a supplement to GAAP financial measures, the Company is providing additional non-GAAP measures. See the slide titled “Endnotes – Non-GAAP Financial Measures” at the end of this presentation for further description on the non-GAAP financial measures. 2. Adjusted net investment income return on equity is calculated as (1) (a) the adjusted net investment income per share (b) annualized by multiplying by four and (2) divided by net asset value per share as of December 31, 2023. 3. Adjusted return on equity is calculated as (1) (a) the adjusted net income for the period, as defined on the slide titled “Endnotes - Non-GAAP Financial Measures at the end of this presentation (b) annualized by multiplying by four and (2) divided by the daily average of total net assets during the period. 4. Please see page titled, “Portfolio Highlights – Portfolio Ratings”. 5. Represents adjusted net investment income before accrual (reversal) for capital gain incentive fee per share for the quarter ended December 31, 2023, divided by base quarterly distribution per share declared for FY 2024 Q2 . 6. Please see page titled, “Common Stock and Distribution Information” for payment dates of quarterly and supplemental dividends. 4 Dividend Policy

Immediate NII Accretion from Fee Structure Reduction

- We believe the incentive fee reduction from 20.0% to 15.0% results in a pro forma increase in adjusted net investment income of between $0.03 - $0.04 per share quarterly, or ~$0.13 per share annually[1]
- Based on GBDC's FY 2024 Q1 results, the incentive fee[2] reduction is estimated to result in ~90bps of Adjusted NII ROAE accretion (annualized)[3]

Legacy fee structure in effect[4] → 1.0% management fee in effect → 1.0% management fee & 15.0% incentive fee[2] in effect

	Quarter Ended (shown on annualized basis)[1]			
	June 30, 2023	September 30, 2023	December 31, 2023	December 31, 2023 (Pro Forma for 15.0% Incentive Fee[2])
Adjusted Net Investment Income Return on Average Equity ("Adjusted NII ROAE")[2]				
Adjusted total investment income (% of average total assets)[5]	11.0%	11.6 %	11.7%	11.7%
Interest and other debt financing expenses (% of average total debt)	(5.0%)	(5.1)%	(5.3%)	(5.3%)
GAAP leverage	1.27x	1.24x	1.21x	1.22x
Adjusted NII ROAE (before operating expenses and advisory fees)[3]	18.4%	19.7 %	19.4%	19.4%
Base management fee (% of average total net assets)	(3.0%)	(2.2%)	(2.2%)	(2.2%)
Incentive fee – net investment income (% of average total net assets)	(3.0%)	(3.4)%	(3.3%)	(2.5%)
Operating expenses (% of average total net assets)[6]	(0.6%)	(0.6%)	(0.6%)	(0.6%)
Adjusted NII ROAE (% of average total net assets)[3]	**11.9 %**	**13.3 %**	**13.3 %**	**14.1%**
Net Investment Income Per Share				
Net investment income per share	$0.43	$0.49	$0.49	$0.52
Amortization of GCIC acquisition purchase premium per share	$0.01	$0.01	$0.01	$0.01
Adjusted net investment Income per share	**$0.44**	**$0.50**	**$0.50**	**$0.53**
Annualized adjusted net investment income per share	**$1.75**	**$2.01**	**$1.98**	**$2.11**

Note: All figures are calculated on the basis of average balances as of June 30, 2023, September 30, 2023, and December 31, 2023. Based upon GBDC historical financials and does not account for impacts of a potential merger. Figures may not sum due to rounding.

1. Due to the purchase accounting for the GCIC acquisition, as a supplement to U.S. generally accepted accounting principles ("GAAP") financial measures, the Company is providing additional non-GAAP measures. See the slide titled "Endnote - Non-GAAP Financial Measures" at the end of this presentation for further description of the non-GAAP financial measures.
2. On January 16, 2024, GC Advisors agreed to irrevocably waive any incentive fees in excess of 15% and waive incentive fees in excess of an incentive fee cap that is also reduced to 15%, in each case effective as of January 1, 2024 for periods ending on or prior to the earlier of (i) the closing of the acquisition of Golub Capital BDC 3, Inc. ("GBDC 3") pursuant to that certain Agreement and Plan of Merger, dated as of January 16, 2024, by and among us, GBDC 3, Park Avenue Subsidiary Inc., our wholly owned subsidiary, GC Advisors and, for certain limited purposes, Golub Capital LLC (the "GBDC 3 Merger Agreement") or (ii) the termination of the GBDC 3 Merger Agreement.
3. Adjusted net investment income return on average equity is calculated as (1) (a) the adjusted net investment income per share (b) annualized by multiplying by four and (2) divided by the average NAV per share for the two most recently completed quarters.
4. Legacy fee structure characterized by a 1.375% base management fee and 20.0% income incentive fee over a 8% hurdle rate (annualized).
5. Excludes the impact of GCIC acquisition purchase premium amortization.
6. Total operating expenses include professional fees, administrative service fees, director fees and other general and administrative expenses.

GOLUB CAPITAL

5

6 Quarter Ended September 30, 2023 December 31, 2023 Net Investment Income Per Share Net investment income per share $0.49 $0.49 Amortization of purchase premium per share1 0.01 0.01 Adjusted net investment income per share2 $0.50 $0.50 Accrual (reversal) for capital gain incentive fee per share — — Adjusted net investment income before accrual for capital gain incentive fee per share3 $0.50 $0.50 Net Realized/Unrealized Gain (Loss) Per Share Net realized/unrealized gain (loss) per share $0.11 ($0.04) Net reversal of realized/unrealized loss resulting from the purchase price premium per share1 (0.01) (0.01) Adjusted net realized/unrealized gain (loss) per share2 $0.10 ($0.05) Earnings Per Share Earnings (loss) per share $0.60 $0.45 Adjusted earnings (loss) per share2 $0.60 $0.45 Net Asset Value Per Share $15.02 $15.03 Summary of Financial Results vs. Prior Quarter A 1. On September 16, 2019, Golub Capital BDC, Inc. (“we”, “us”, “our”, the “Company” or “GBDC”) completed the acquisition of Golub Capital Investment Corporation (“GCIC”). Purchase premium refers to the premium paid by GBDC to acquire GCIC in excess of the fair value of the assets acquired. 2. Due to the purchase accounting for the GCIC acquisition, as a supplement to U.S. generally accepted accounting principles (“GAAP”) financial measures, the Company is providing additional non-GAAP measures. See the slide titled “Endnotes - Non-GAAP Financial Measures” at the end of this presentation for further description on the non-GAAP financial measures. 3. The Company believes providing Adjusted Net Investment Income before the accrual for capital gain incentive fee per share under GAAP is a useful non-GAAP financial measure as a portion of such capital gain incentive fee accrual is not contractually payable under the terms of the Company’s Investment Advisory Agreement. See the slide titled “Endnotes - Non-GAAP Financial Measures” at the end of this presentation for further description on the non-GAAP financial measures. B A + B

GBDC Performance Drivers 02

8 $15.02 $0.49 $0.01 ($0.07) ($0.37) $0.01 ($0.05) ($0.01) $15.03 September 30, 2023 NAV Net Investment Income Reversal of Amortization of Purchase Premium FY 2023 Q4 Supplemental Distribution² Paid During December 31, 2023 Quarter Quarterly Distribution Paid During December 31, 2023 Quarter Net Realized Gain (Loss) on Investments Net Change in Unrealized Appreciation (Depreciation) on Investments Net Reversal of Realized/Unrealized Loss Resulting from the Purchase Premium¹ December 31, 2023 NAV NII Drove a NAV Per Share Increase from September 30, 2023 NAV Per Share Bridge Adjusted Net Realized & Unrealized Loss: ($0.05) 1. As a supplement to GAAP financial measures, the Company is providing additional non-GAAP measures. See the slide titled “Endnotes - Non-GAAP Financial Measures” at the end of this presentation for further description on the non-GAAP financial measures. 2. Refer to slide 24 for supplemental distribution supporting calculation. Adjusted NII: $0.501 Total Distributions: ($0.44)

Summary of Financial Results for the Quarter Ended December 31, 2023 03

Summary of Quarterly Results

	Quarter Ended				
	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Net Investment Income Per Share					
Net investment income per share	$0.36	$0.41	$0.43	$0.49	$0.49
Amortization of purchase premium per share[1]	0.01	0.01	0.01	0.01	0.01
Adjusted net investment income per share[1] (A)	$0.37	$0.42	$0.44	$0.50	$0.50
Accrual (reversal) for capital gain incentive fee per share	—	—	—	—	—
Adjusted net investment income before accrual (reversal) for capital gain incentive fee per share[1]	$0.37	$0.42	$0.44	$0.50	$0.50
Net Realized/Unrealized Gain (Loss) Per Share					
Net realized/unrealized gain (loss) per share	($0.21)	($0.07)	$0.00*	$0.11	($0.04)
Net reversal of realized/unrealized loss resulting from the purchase premium per share[1]	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Adjusted net realized/unrealized gain (loss) per share[1] (B)	$(0.22)	($0.08)	($0.01)	$0.10	($0.05)
Earnings (Loss) Per Share					
Earnings (loss) per share	$0.15	$0.34	$0.43	$0.60	$0.45
Adjusted earnings (loss) per share[1] (A) + (B)	$0.15	$0.34	$0.43	$0.60	$0.45
Net Asset Value Per Share	**$14.71**	**$14.73**	**$14.83**	**$15.02**	**$15.03**
Distributions paid per share	$0.33	$0.33	$0.33	$0.41	$0.44

* Represents an amount less than $0.01.

1. As a supplement to GAAP financial measures, the Company is providing additional non-GAAP measures. See the slide titled "Endnotes - Non-GAAP Financial Measures" at the end of this presentation for further description on the non-GAAP financial measures.

GOLUB CAPITAL

10

Portfolio Highlights - New Originations

– Total investments at fair value decreased by approximately 1.3%, or $73.2 million, during the three months ended December 31, 2023.

	Quarter Ended				
	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Select Portfolio Funds Roll Data (in millions)					
New Investment Commitments	$247.0	$157.4	$110.7	$129.6	$58.6
Exits and Sales of Investments	253.8	140.2	113.2	119.3	179.2
Net Funds Growth[1]	5.6	34.4	38.7	(8.4)	(73.2)
Asset Mix of New Investments					
Senior Secured	3%	0%	1%	10%	13%
One Stop	93%	98%	99%	80%	84%
Junior Debt[2]	0%*	0%	0%	8%	0%*
Equity and Other Investments	4%	2%	0%*	2%	3%
Portfolio Rotation - Debt Investments					
Weighted average rate on new investments[3]	11.1%	11.8%	12.0%	11.8%	11.0%
Weighted average spread over the applicable base rate of new floating rate investments[4]	6.7%	7.1%	6.6%	6.1%	5.7%
Weighted average interest rate on investments that paid-off[5]	9.0%	10.3%	10.3%	10.7%	10.4%
Weighted average fees on new investments	1.8%	1.8%	1.6%	1.6%	1.1%

* Represents an amount less than 1%

1. Net funds growth includes the impact of new investments and exits of investments as noted in the table above, as well as other variables such as net funding on revolvers, net change in unamortized fees, net change in unrealized appreciation (depreciation), etc.
2. Junior Debt is comprised of subordinated debt and second lien loans.
3. Weighted average interest rate on new loan investments is based on the contractual interest rate at the time of funding. For variable rate loans that have a Secured Overnight Financing Rate ("SOFR"), Prime or an applicable foreign base rate for loans denominated in foreign currency, the contractual rate is calculated using the current applicable base rate, the spread over the applicable base rate and the impact of any floor. For positions that have a SOFR and Prime rate option, the contractual rate is calculated using current SOFR at the time of funding, the spread over SOFR and the impact of any SOFR floor. For fixed rate loans, the contract rate is the stated fixed rate.
4. Weighted average spread over the applicable base rate of new floating rate loan investments is based on the contractual interest rate spread at the time of funding. Applicable base rates include SOFR, Prime and applicable foreign base rates for loans denominated in foreign currency. For variable rate loans that have a SOFR and Prime rate option, the SOFR spread was used in the calculation. For variable rate loans that only have a Prime rate option, the Prime spread was used.
5. Excludes the write-off of non-accrual assets. During the quarter ended March 31, 2023 , the weighted average interest rate on investments that paid-off was elevated due to the payoff of an investment with a higher interest rate.

GOLUB CAPITAL

11

12 $5,451,946 $5,486,352 $5,525,009 $5,516,613 $5,443,427 December 31, 2022 March 31, 2023 June 30, 2023 September 30, 2023 December 31, 2023 $0 $500,000 $1,000,000 $1,500,000 $2,000,000 $2,500,000 $3,000,000 $3,500,000 $4,000,000 $4,500,000 $5,000,000 $5,500,000 $6,000,000 Portfolio Highlights – Investment Mix – The portfolio continues to be focused on first lien, senior secured loans to what we believe to be healthy, resilient middle market companies backed by strong, partnership-oriented private equity sponsors. Historical Investment Portfolio ($000) Equity Junior Debt1 First Lien Traditional Senior 1. Junior Debt is comprised of second lien and subordinated debt. 9% 85% 5% 1% 8% 86% 5% 1% 9% 85% 5% 1% 9% 85% 5% 1% 8% 86% 5% 1% First Lien One Stop

13 5% 8% 86% 1% Software 27% Healthcare Providers and Services 8% Specialty Retail 6% Diversified Consumer Services 5% Insurance 5% Automobiles 5% IT Services 4% Health Care Technology 4% Commercial Services and Supplies 3% Portfolio Highlights – Portfolio Diversity as of December 31, 2023 Investment Portfolio $5,443MM | 357 Investments | Average Size 0.3% 1. Junior Debt is comprised of second lien and subordinated debt. 2. The percentage of fixed rate and floating rate loans is calculated using total debt investments at fair value and excludes equity investments. 3. Based on S&P 2018 industry code. The largest industries represented as a percentage of the portfolio at fair value are labeled. All other industry segments are each below 3%. Diversification by Obligor Equity Junior Debt1 First Lien One Stop First Lien Traditional Senior Top 25 Investments 31% Remaining 332 Investments 69% Top 10 Investments 16% Avg Size 0.3% Portfolio Composition by Interest Rate Type on Loans2 Diversification by Industry3 40 industries below 3% Portfolio Composition by Seniority Floating, 99% Fixed, 1% 94% First Lien

14 See the slide titled “Endnotes - Portfolio Highlights Economic Analysis” at the end of this presentation for footnotes. Portfolio Highlights – Economic Analysis: 7.3% 7.5% 9.2% 10.5% 11.5% 11.9% 12.6% 6.9% 7.1% 8.4% 10.0% 11.1% 11.6% 11.9% 12.2% 4.5% 4.5% 5.5% 6.1% 6.7% 6.8% 7.3% 7.2% 2.8% 3.0% 3.7% 4.4% 4.8% 5.1% 5.2% 5.4% 0.7% 2.1% 3.6% 4.6% 4.9% 5.3% 5.4% 5.3% Investment income yield³ Income yield Weighted average net investment spread Weighted average cost of debt 3-Month Secured Overnight Financing Rate (“SOFR”) March 31, 2022 June 30, 2022 September 30, 2022¹ December 31, 2022 March 31, 2023 June 30, 2023 September 30, 2023² December 31, 2023 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% 11.0% 12.0% 13.0% 4 5 6 12.5%

15 – Fundamental credit quality as of December 31, 2023 remained strong with over 85% of the investments in our portfolio at fair value having an Internal Performance Rating1 of 4 or higher as of December 31, 2023. – As of December 31, 2023, non-accrual investments remained low at 1.7% and 1.1% as a percentage of total debt investments at cost and fair value, respectively. – During the quarter ended December 31, 2023, the number of non-accrual investments remained at nine investments. Portfolio Highlights - Credit Quality Quarter Ended December 31, 2022 March 31, 2023 June 30, 2023 September 30, 2023 December 31, 2023 Non-Accrual - Debt Investments Non-accrual investments at amortized cost (000s) $145,572 $142,432 $97,658 $85,745 $87,231 Non-accrual investments / total debt investments at amortized cost 2.7% 2.6% 1.8% 1.6% 1.7% Non-accrual investments at fair value (000s) $92,224 $88,581 $80,362 $62,937 $56,485 Non-accrual investments / total debt investments at fair value 1.8% 1.7% 1.5% 1.2% 1.1% Fair Value of Debt Investments Fair value of total debt investments as a percentage of principal (loans) 96.0% 95.9% 97.0% 97.1% 96.9% 1. Please see Internal Performance Ratings definitions on the following page.

16 Portfolio Highlights – Portfolio Ratings * Represents an amount less than 0.1%. Internal Performance Ratings (% of Portfolio at Fair Value) Internal Performance Rating Definitions At Fiscal Year End At Quarter End Rating 2019 2020 2021 2022 2023 December 31, 2023 5 2.7% 6.1% 10.2% 4.6% 0.9% 2.6% 4 88.2% 72.8% 80.7% 86.8% 84.2% 83.3% 3 7.9% 19.7% 8.1% 7.3% 14.6% 13.7% 2 1.2% 1.4% 1.0% 1.3% 0.3% 0.4% 1 0.0%* 0.0%* 0.0%* 0.0% 0.0% 0.0% Grand Total 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% Rating Definition 5 Borrower is performing above expectations and the trends and risk factors are generally favorable 4 Borrower is generally performing as expected and the risk factors are neutral to favorable 3 Borrower may be out of compliance with debt covenants; however, loan payments are generally not past due 2 Borrower is performing materially below expectations and the loan’s risk has increased materially since origination 1 Borrower is performing substantially below expectations and the loan’s risk has substantially increased since origination

Quarterly Statements of Financial Condition

(Dollar amounts in 000s, except share and per share data)	As of December 31, 2022 (unaudited)	March 31, 2023 (unaudited)	June 30, 2023 (unaudited)	September 30, 2023 (audited)	December 31, 2023 (unaudited)
Assets					
Investments, at fair value	$5,451,946	$5,486,352	$5,525,009	$5,516,613	$5,443,427
Cash, cash equivalents and foreign currencies	103,207	87,473	91,724	69,825	76,658
Restricted cash, cash equivalents and foreign currencies	62,826	50,223	79,314	70,381	96,761
Other assets	47,772	47,702	40,788	76,653	83,034
Total Assets	$5,665,751	$5,671,750	$5,736,835	$5,733,472	$5,699,880
Liabilities					
Debt	$3,100,057	$3,116,857	$3,168,906	$3,133,332	$3,084,102
Unamortized debt issuance costs	(15,641)	(19,154)	(17,217)	(15,613)	(18,818)
Interest payable	24,942	23,574	26,175	24,749	26,583
Management and incentive fees payable	35,081	36,653	37,854	35,277	35,241
Other liabilities	7,627	7,675	5,199	7,849	8,854
Total Liabilities	3,152,066	3,165,605	3,220,917	3,185,594	3,135,962
Total Net Assets	2,513,685	2,506,145	2,515,918	2,547,878	2,563,918
Total Liabilities and Net Assets	$5,665,751	$5,671,750	$5,736,835	$5,733,472	$5,699,880
Net Asset Value per Share	$14.71	$14.73	$14.83	$15.02	$15.03
GAAP leverage	1.24x	1.25x	1.27x	1.24x	1.21x
Effective leverage, net of available cash[1]	1.19x	1.21x	1.22x	1.21x	1.18x
Asset coverage[2]	180.4%	179.8%	178.7%	180.7%	182.4%
Number of shares of common stock outstanding	170,895,670	170,144,126	169,599,992	169,594,742	170,585,795

1. Effective leverage, net of available cash is calculated as (a) total debt reduced by cash, cash equivalents and foreign currencies divided by (b) total net assets.
2. Following stockholder approval of the application of the reduced asset coverage requirements available to business development companies to the Company, the minimum asset coverage ratio applicable to the Company decreased to 150% from 200% effective February 6, 2019.

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Quarterly Operating Results

(Dollar amounts in 000s, except share and per share data)	Quarter Ended December 31, 2022 (unaudited)	March 31, 2023 (unaudited)	June 30, 2023 (unaudited)	September 30, 2023 (unaudited)	December 31, 2023 (unaudited)
Investment Income					
Interest income	$134,350	$143,661	$151,937	$161,757	$161,606
GCIC acquisition purchase premium amortization	(2,135)	(1,652)	(1,570)	(1,716)	(1,628)
Dividend and fee income	4,662	4,944	4,353	4,499	4,792
Total Investment Income	$136,877	$146,953	$154,720	$164,540	$164,770
Expenses					
Interest and other debt financing expenses	$34,245	$36,256	$39,487	$40,622	$41,560
Base management fee	19,062	18,688	18,997	14,055	13,956
Incentive fee – net investment income	16,011	17,976	18,857	21,222	21,285
Incentive fee – capital gains	—	—	—	—	—
Other operating expenses	3,696	3,595	3,601	3,950	3,934
Total Expenses	73,014	76,515	80,942	79,849	80,735
Income and excise taxes	2,200	232	—	1,250	500
Net Investment Income after Tax	$61,663	$70,206	$73,778	$83,441	$83,535
Net Gain (Loss) on Investments and Foreign Currency					
Net realized gain (loss) on investments and foreign currency transactions	$3,294	($4,762)	($41,923)	($722)	$1,096
Net unrealized appreciation (depreciation) on investments and foreign currency translation	(41,853)	(8,741)	39,384	17,391	(10,466)
Net unrealized appreciation (depreciation) from the GCIC acquisition purchase premium write-down	2,231	1,755	1,666	1,722	1,634
Net gain (loss) on investments and foreign currency	(36,328)	(11,748)	(873)	18,391	(7,736)
Provision for taxes on realized gain and unrealized appreciation on investments	246	45	78	(268)	(23)
Net Increase (Decrease) in Net Assets Resulting from Operations	$25,581	$58,503	$72,983	$101,564	$75,776
Per Share Data					
Net Investment Income Per Share	$0.36	$0.41	$0.43	$0.49	$0.49
Adjusted Net Investment Income before accrual (reversal) for capital gain incentive fee per share[1]	$0.37	$0.42	$0.44	$0.50	$0.50
Earnings (Loss) Per Share	$0.15	$0.34	$0.43	$0.60	$0.45
Adjusted Earnings (Loss) Per Share[1]	$0.15	$0.34	$0.43	$0.60	$0.45
Distributions Paid	$0.33	$0.33	$0.33	$0.41	$0.44
Weighted average shares of common stock outstanding	170,895,670	170,835,435	169,980,131	169,595,256	169,650,233

1. As a supplement to GAAP financial measures, the Company is providing additional non-GAAP measures. See the slide titled "Endnotes - Non-GAAP Financial Measures" at the end of this presentation for further description on the non-GAAP financial measures.

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Financial Performance Highlights

Quarterly Return on Equity and Quarterly Distributions (Last 5 Years)



Regular Distribution
Special Distribution
Supplemental Distribution
Quarterly Return on Equity*
1.9%
2.0%
2.2%
2.1%
(10.5)%
6.7%
4.0%
3.9%
3.8%
3.3%
2.8%
2.4%
2.6%
0.6%
0.3%
1.0%
2.4%
2.9%
4.0%
2.9%
$0.32
$0.32
$0.32
$0.46
$0.13
$0.33
$0.33
$0.29
$0.29
$0.29
$0.29
$0.29
$0.29
$0.30
$0.30
$0.30
$0.30
$0.33
$0.33
$0.33
$0.41
$0.04
$0.37
$0.44
$0.07
$0.37
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23

* The quarterly return on equity for the periods up to and including the quarter ended June 30, 2019 are calculated as (a) the net increase in net assets resulting from operations (i.e., net income) for the period presented divided by (b) the daily average of total net assets during the period. The quarterly return on equity for the periods after June 30, 2019 are calculated as (a) Adjusted Net Income for the period, as defined on the slide titled "Endnotes - Non-GAAP Financial Measures" at the end of this presentation, divided by (b) the daily average of total net assets during the period. Adjusted Net Income is a non-GAAP measure and the Company believes this non-GAAP measure is useful as it excludes the non-cash expense/loss from the purchase premium as further described on the slide titled "Endnotes - Non-GAAP Financial Measures" at the end of this presentation. These returns do not represent an actual return to any investor in the Company.

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Long History of Strong Shareholder Returns

Investors in GBDC's 2010 IPO have achieved a 9.4% IRR on NAV[1]

As of December 31, 2023



$33.11
$0.11
$0.58
$17.39
$15.03
$14.63
Apr-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
NAV Per Share
Cumulative Regular Distributions Per Share
Cumulative Special Distributions Per Share
Cumulative Supplemental Distributions Per Share

1. The 9.4% internal rate of return ("IRR") on NAV is calculated using beginning of period NAV, distributions paid during the period and ending period NAV. Period beginning June 30, 2010 and ending December 31, 2023. GBDC made its initial public offering on April 15, 2010. GBDC's 1-, 5- and 10-Year net IRRs are 12.9%, 7.5% and 9.1%, respectively.

Note: Amounts presented represent per share amounts for a hypothetical shareholder that purchased one share in GBDC's initial public offering ("IPO") on April 15, 2010. For illustrative purposes only; does not reflect the actual returns of a specific GBDC investor. Past performance does not guarantee future results.

Sources: SEC filings and Golub Capital analysis

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21 Cash and Cash Equivalents – Unrestricted cash and cash equivalents and foreign currencies totaled $76.7 million as of December 31, 2023. – Restricted cash and cash equivalents totaled $96.8 million as of December 31, 2023. Restricted cash is held in our securitization vehicles and our revolving credit facilities and is reserved for quarterly interest payments and is also available for new investments that qualify for reinvestment by these entities. Debt Facilities – Availability – JPM Credit Facility – As of December 31, 2023, subject to leverage and borrowing base restrictions, we had $1,167.8 million of remaining commitments and availability on our $1.4875 billion revolving credit facility with JPMorgan. – GC Advisors Revolver – As of December 31, 2023, we had $100.0 million of remaining commitments and availability on our unsecured line of credit with GC Advisors. Unsecured Note Issuances – On December 5, 2023, we issued $450.0 million of 2028 Unsecured Notes (the “2028 Notes”), which bear a fixed interest rate of 7.050% (yield to maturity of 7.310%) and mature on December 5, 2028. In connection with the 2028 Notes, we entered into an interest rate swap agreement related to the first $225.0 million of the 2028 Notes where we receive a fixed interest rate of 7.310% and pay a floating interest rate of one-month SOFR plus 3.327%. – On February 1, 2024, we issued $600.0 million of 2029 Unsecured Notes (the “2029 Notes”), which bear a fixed interest rate of 6.000% (yield to maturity of 6.248%) and mature on July 15, 2029. In connection with the 2029 Notes, we entered into an interest rate swap agreement on the full principal amount of the 2029 Notes where we receive a fixed interest rate of 6.248% and pay a floating interest rate of one-month SOFR plus 2.444%. Liquidity and Investment Capacity

GBDC Has a Stable, Highly Flexible and Low-Cost Funding Structure

GBDC Debt Capital Structure*

Funding Source	Debt Commitment	Outstanding Par	Undrawn Commitment	Reinvestment Period	Stated Maturity	Interest Rate[1]
Securitizations:						
2018 Debt Securitization	$377,703	$377,703	$—	January 20, 2023	January 20, 2031	3 Month SOFR + 1.64%
GCIC 2018 Debt Securitization	491,813	491,813	—	January 20, 2023	January 20, 2031	3 Month SOFR + 1.51%
Unsecured Notes:						
2024 Unsecured Notes	500,000	500,000	—	N/A	April 15, 2024	3.375%
2026 Unsecured Notes	600,000	600,000	—	N/A	August 24, 2026	2.500%
2027 Unsecured Notes	350,000	350,000	—	N/A	February 15, 2027	2.050%
2028 Unsecured Notes[2]	450,000	450,000	—	N/A	December 5, 2028	7.050%[2]
Bank Facilities:						
JPMorgan Credit Facility	1,487,500	319,674	1,167,826	March 17, 2027	March 17, 2028[3]	1 Month SOFR + 1.75%[4]
GC Advisors Revolver	100,000	—	100,000	N/A	June 15, 2025	Applicable Federal Rate
Totals:	**$4,357,016**	**$3,089,190**	**$1,267,826**			**5.4%[5]**

GBDC's Investment Grade Ratings Profile Improves Access to Attractive Unsecured Debt

	Current Rating	Current Rating
FitchRatings	BBB	Stable
Moody's	Baa3	Positive
S&P Global	BBB-	Stable

Funding Structure Key Takeaways

- Weighted average cost of debt **5.4%**
- 62% of debt funding from unsecured notes with well laddered maturities (primarily long dated with earliest maturity in 2024)
  - 2.7% weighted average coupon on unsecured notes issued in 2020 and 2021
- Selectively evaluate **hedging** interest rate exposure in more recent unsecured issuance
- Total available liquidity of **$1,344** million
- Available liquidity **8.2x** unfunded asset commitments

See the slide titled "Endnotes - Debt Capital Structure" at the end of this presentation for footnotes.

* Information is presented as of December 31, 2023, except for certain rating agency information which is as of the most recently available date.

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23 Common Stock and Distribution Information Date Declared Record Date Payment Date Amount Per Share Frequency Total Amount (in 000s) May 6, 2022 June 3, 2022 June 29, 2022 $0.30 Quarterly $51,269 August 5, 2022 September 2, 2022 September 29, 2022 $0.30 Quarterly $51,269 November 18, 2022 December 9, 2022 December 29, 2022 $0.33 Quarterly $56,396 February 7, 2023 March 3, 2023 March 29, 2023 $0.33 Quarterly $56,396 May 5, 2023 June 2, 2023 June 29, 2023 $0.33 Quarterly $56,066 August 3, 2023 August 18, 2023 September 15, 2023 $0.04 Supplemental $6,784 August 3, 2023 September 1, 2023 September 29, 2023 $0.37 Quarterly $62,750 November 17, 2023 December 1, 2023 December 15, 2023 $0.07 Supplemental $11,872 November 17, 2023 December 8, 2023 December 29, 2023 $0.37 Quarterly $62,750 February 2, 2024 February 15, 2024 March 15, 2024 $0.07 Supplemental $11,941² January 16, 2024 March 1, 2024 March 29, 2024 $0.39 Quarterly $66,528² Distributions Data Fiscal Year Ending September 30, 2023 High Low End of Period First Quarter $14.25 $12.46 $13.16 Second Quarter $14.09 $12.38 $13.56 Third Quarter $13.55 $13.02 $13.50 Fourth Quarter $15.02 $13.37 $14.67 Fiscal Year Ending September 30, 2024 High Low End of Period First Quarter $15.31 $14.06 $15.10 Common Stock Price Data1 1. Based on closing stock price on the Nasdaq Global Market Select. 2. Estimated based on 170,585,795 shares outstanding as of December 31, 2023.

Quarterly Variable Supplemental Distribution Framework

FY 2024 Q1 Quarterly Variable Supplemental Distribution

	Quarter Ended September 30, 2023	Quarter Ended December 31, 2023
Quarterly Variable Supplemental Distribution		
Adjusted net investment income per share	$0.50	$0.50
(-) Quarterly distribution paid	(0.37)	(0.37)
Excess adjusted net investment income per share over quarterly distribution paid	$0.13	$0.13
(x) 50.0% of excess	0.065	0.065
Quarterly variable supplemental distribution (rounding 50.0% of excess to nearest $0.01 per share)	$0.07	$0.07
Net Asset Value Stability Requirement		
◦ Expected reduction in variable supplemental distribution amount if such distribution would cause a decline in net asset value over the prior two quarters (inclusive of the impact of the variable supplemental distribution) greater than 1%		
Net asset value per share (as of December 31, 2023)[1,2]	$15.02	$15.03
Net asset value per share (adjusted as of June 30, 2023)[1,3]	$14.73	$14.79
Net asset value per share appreciation/(depreciation) over prior two quarters	$0.29	$0.24
(-) Quarterly variable supplemental distribution	(0.07)	(0.07)
Net asset value per share appreciation/(depreciation) over prior two quarters	$0.22	$0.17
1% of net asset value limitation of $14.83 and $15.02	$0.15	$0.15

1. The net asset value per share subject to the Net Asset Value Stability Requirement will be adjusted to reflect supplemental distributions paid. For instance, the adjusted net asset value per share as of September 30, 2023, will be $14.95 to adjust for the supplemental distribution of $0.07 per share and the adjusted net asset value per share as of December 31, 2023, will be $14.96 to adjust for the FY24 Q1 supplemental distribution of $0.07 per share.
2. The calculation for the quarter ended September 30, 2023, reflects the net asset value per share as of September 30, 2023.
3. The calculation for the quarter ended September 30, 2023, reflects the net asset value per share as of March 31, 2023.

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25 Endnotes - Non-GAAP Financial Measures 1. On September 16, 2019, the Company completed its acquisition of GCIC. The merger was accounted for under the asset acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805-50, Business Combinations — Related Issues. Under asset acquisition accounting, where the consideration paid to GCIC’s stockholders exceeded the relative fair values of the assets acquired, the premium paid by GBDC was allocated to the cost of the GCIC assets acquired by GBDC pro-rata based on their relative fair value. Immediately following the acquisition of GCIC, GBDC recorded its assets at their respective fair values and, as a result, the purchase premium allocated to the cost basis of the GCIC assets acquired was immediately recognized as unrealized depreciation on the Company's Consolidated Statement of Operations. The purchase premium allocated to investments in loan securities will amortize over the life of the loans through interest income with a corresponding reversal of the unrealized depreciation on the GCIC loans acquired through their ultimate disposition. The purchase premium allocated to investments in equity securities will not amortize over the life of the equity securities through interest income and, assuming no subsequent change to the fair value of the GCIC equity securities acquired and disposition of such equity securities at fair value, the Company will recognize a realized loss with a corresponding reversal of the unrealized depreciation upon disposition of the GCIC equity securities acquired. As a supplement to U.S. generally accepted accounting principles (“GAAP”) financial measures, the Company has provided the following non-GAAP financial measures: • “Adjusted Net Investment Income” and “Adjusted Net Investment Income Per Share” - excludes the amortization of the purchase premium from net investment income calculated in accordance with GAAP. • “Adjusted Net Realized and Unrealized Gain/(Loss)” and “Adjusted Net Realized and Unrealized Gain/(Loss) Per Share” - excludes the unrealized loss resulting from the purchase premium write-down and the corresponding reversal of the unrealized loss resulting from the amortization of the premium on loans or from the sale of equity investments from the determination of realized and unrealized gain/(loss) in accordance with GAAP. • “Adjusted Net Income” and “Adjusted Earnings/(Loss) Per Share” – calculates net income and earnings per share based on Adjusted Net Investment Income and Adjusted Net Realized and Unrealized Gain/(Loss). The Company believes that excluding the financial impact of the purchase premium in the above non-GAAP financial measures is useful for investors as this is a non-cash expense/ loss and is one method the Company uses to measure its financial condition and results of operations. In addition to the non-GAAP financial measures above, the Company has provided the non-GAAP financial measure “Adjusted Net Investment Income Before Accrual for Capital Gain Incentive Fee” and “Adjusted Net Investment Income Before Accrual for Capital Gain Incentive Fee Per Share”, which excludes the accrual for the capital gain incentive fee required under GAAP (including the portion of such accrual that is not payable under GBDC’s investment advisory agreement) from Adjusted Net Investment Income. The Company believes excluding the accrual of the capital gain incentive fee as a non-GAAP financial measure is useful as a portion of such accrual is not contractually payable under the terms of either the Company’s current investment advisory agreement with GC Advisors, which was effective September 16, 2019, or its prior investment advisory agreement with GC Advisors, (each an, “Investment Advisory Agreement”). In accordance with GAAP, the Company is required to include aggregate unrealized appreciation on investments in the calculation and accrue a capital gain incentive fee on a quarterly basis as if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under either Investment Advisory Agreement. As of December 31, 2023, there was no cumulative capital gain incentive fee accrued by the Company in accordance with GAAP, and none was payable as a capital gain incentive fee pursuant to the current Investment Advisory Agreement as of December 31, 2023. Any payment due under the terms of the current Investment Advisory Agreement is based on the calculation at the end of each calendar year or upon termination of the Investment Advisory Agreement. The Company paid capital gain incentive fees in the amounts of $1.2 million and $1.6 million calculated in accordance with its prior Investment Advisory Agreement as of December 31, 2017 and 2018, respectively. The Company did not pay any capital gain incentive fee under the Investment Advisory Agreement for any period ended prior to December 31, 2017. Although these non-GAAP financial measures are intended to enhance investors’ understanding of the Company’s business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. Refer to slide ‘Summary of Quarterly Results’ for a reconciliation to the nearest GAAP measures. 2. Purchase premium refers to the premium paid by GBDC to acquire GCIC in excess of the fair value of the assets acquired.

Appendix: Endnotes A

27 Endnotes - Portfolio Highlights Economic Analysis 1. The income yield presented for the quarter ended September 30, 2022 excludes the one-time recognition of $2.0 million of previously deferred interest income resulting from the repayment and refinancing of former non-accrual loans, which are included in the calculation of the investment income yield for the quarter ended September 30, 2022. The income yield was 8.6% for the quarter ended September 30, 2022, when including the $2.0 million of interest income. 2. The income yield presented for the quarter ended September 30, 2023 excludes the one-time recognition of $3.7 million of previously deferred interest income resulting from a former non-accrual loan returning to accrual status, which is included in the calculation of the investment income yield for the quarter ended September 30, 2023. The income yield was 12.2% for the quarter ended September 30, 2023, when including the $3.7 million of interest income. 3. Investment income yield is calculated as (a) the actual amount earned on earning investments, including interest and fee income, accrued PIK/non-cash dividend income, and amortization of capitalized fees and discounts, divided by (b) the daily average of total earning investments at fair value. Investment income yield excludes any amortization of purchase price premium as further described in the Endnotes at the end of the presentation. 4. Income yield is calculated as (a) the actual amount earned on earning investments, including interest and fee income and accrued PIK/non-cash dividend income but excluding amortization of capitalized fees and discounts, divided by (b) the daily average of total earning investments at fair value. Income yield excludes any amortization of purchase price premium as further described in the Endnotes at the end of the presentation. 5. The weighted average net investment spread is calculated as (a) the investment income yield less (b) the weighted average cost of debt. 6. The weighted average cost of debt is calculated as (a) the actual amount of expenses incurred on debt obligations, including the impact of the associated interest rate swap on the 2028 Notes as a result of an effective hedge accounting relationship, divided by (b) the daily average of total debt obligations.

28 1. Interest rate for securitizations represents the weighted average spread over 3-month SOFR for the various tranches of issued notes, excluding tranches retained by the Company. SOFR borrowings under the securitizations are subject to an additional spread adjustment of 0.26161%. The weighted average interest rate for the GCIC 2018 Debt Securitization excludes a $38.5 million note that has a fixed interest rate of 2.50%. For bank facilities, the interest rate represents the interest rate as stated in the applicable credit agreement. 2. In connection with the issuance of the 2028 Notes, we entered into an interest rate swap agreement for a total notional amount of $225 million that matures on December 5, 2028. Under the agreement, GBDC receives a fixed interest rate of 7.310% and pays a floating interest rate of one-month SOFR plus 3.327%. 3. One non-extending lender with a total commitment of $37.5 million has a commitment termination date of February 11, 2025 and final maturity date of February 11, 2026. 4. The interest rate on the JPMorgan Credit Facility ranges from 1 month SOFR + 1.75% to 1 month SOFR + 1.875%. The rate displayed corresponds to the interest rate incurred on the most recent borrowing. SOFR borrowings are subject to an additional spread adjustment of 0.10%. 5. Represents the weighted average cost of debt, which is calculated as (a) the actual amount of expenses incurred on debt obligations, including the impact of the associated interest rate swap on the 2028 Notes as a result of an effective hedge accounting relationship, divided by (b) the daily average of total debt obligations. Endnotes - Debt Capital Structure